EXHIBIT 2
                                                                       ---------



                            2004 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Balance Sheets


AS AT DECEMBER 31                                                                                          2004           2003
(millions of Canadian dollars)
------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

 Cash                                                                                              $         28       $    104

 Accounts receivable and other                                                                            1,176            751

 Current portion of other long-term assets (note 4)                                                          34              -
                                                                                                   ------------       --------
                                                                                                          1,238            855

PROPERTY, PLANT AND EQUIPMENT (note 5)                                                                   17,064         13,714

OTHER LONG-TERM ASSETS (note 4)                                                                             108             74
                                                                                                   ------------       --------
                                                                                                   $     18,410       $ 14,643
                                                                                                   ============       ========

LIABILITIES

CURRENT LIABILITIES

 Accounts payable                                                                                  $        379       $    464

 Accrued liabilities                                                                                      1,057            582

 Current portion of long-term debt (note 6)                                                                 194            184

 Current portion of other long-term liabilities (note 7)                                                    260            130
                                                                                                   ------------       --------
                                                                                                          1,890          1,360

LONG-TERM DEBT (note 6)                                                                                   3,538          2,748

OTHER LONG-TERM LIABILITIES (note 7)                                                                      1,208            938

FUTURE INCOME TAX (note 8)                                                                                4,450          3,591
                                                                                                   ------------       --------
                                                                                                         11,086          8,637

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 9)                                                                                    2,408          2,353

RETAINED EARNINGS                                                                                         4,922          3,650

FOREIGN CURRENCY TRANSLATION ADJUSTMENT (note 10)                                                            (6)             3
                                                                                                   ------------       --------
                                                                                                          7,324          6,006
                                                                                                   ------------       --------
                                                                                                   $     18,410       $ 14,643
                                                                                                   ============       ========



COMMITMENTS (note 13)

Approved by the Board:


(/S/ CATHERINE M. BEST)

CATHERINE M. BEST
Chair of the Audit Committee and Director

(/S/ N. MURRAY EDWARDS)

N. MURRAY EDWARDS
Vice-Chairman of the Board and Director

CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT


Consolidated Statements of Earnings

FOR THE YEARS ENDED DECEMBER 31                                                            2004            2003           2002
(millions of Canadian dollars, except per common share amounts)
--------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                             $     7,547       $   6,155     $    4,459

Less: royalties                                                                          (1,011)           (872)          (600)

REVENUE, NET OF ROYALTIES                                                                 6,536           5,283          3,859

EXPENSES

Production                                                                                1,400           1,209            931

Transportation                                                                              250             262            262

Depletion, depreciation and amortization                                                  1,769           1,509          1,298

Asset retirement obligation accretion (note 7)                                               51              62             68

Administration                                                                              115              87             61

Stock-based compensation (note 7)                                                           259             200              -

Interest                                                                                    189             201            203

Risk management activities                                                                  434             148             83

Foreign exchange gain                                                                       (91)           (335)           (32)
                                                                                    -----------       ---------     ----------
                                                                                          4,376           3,343          2,874
                                                                                    -----------       ---------     ----------
EARNINGS BEFORE TAXES                                                                     2,160           1,940            985

Taxes other than income tax (note 8)                                                        165             107             63

Current income tax (note 8)                                                                 116              92              8

Future income tax (note 8)                                                                  474             338            375
                                                                                    -----------       ---------     ----------
NET EARNINGS                                                                        $     1,405       $   1,403     $      539
                                                                                    ===========       =========     ==========

NET EARNINGS PER COMMON SHARE (note 11)

   Basic                                                                            $      5.24       $    5.23     $     2.11

   Diluted                                                                          $      5.20       $    5.06     $     2.04
                                                                                    ===========       =========     ==========


Consolidated Statements of Retained Earnings

FOR THE YEARS ENDED DECEMBER 31                                                           2004             2003           2002
(millions of Canadian dollars)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE - BEGINNING OF YEAR AS PREVIOUSLY REPORTED                                  $     3,644       $   2,414     $    1,908

Change in accounting policy (note 2)                                                          6              10             41
                                                                                    -----------       ---------     ----------
BALANCE - BEGINNING OF YEAR AS RESTATED                                                   3,650           2,424          1,949

Net earnings                                                                              1,405           1,403            539

Dividend on common shares (note 9)                                                         (107)            (81)           (64)

Purchase of common shares (note 9)                                                          (26)            (96)             -
                                                                                    -----------       ---------     ----------
BALANCE - END OF YEAR                                                               $     4,922       $   3,650     $    2,424
                                                                                    ===========       =========     ==========

                            2004 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31                                                             2004           2003           2002
(millions of Canadian dollars)
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net earnings                                                                        $     1,405      $    1,403       $    539

Non-cash items

 Depletion, depreciation and amortization                                                 1,769           1,509          1,298

 Asset retirement obligation accretion                                                       51              62             68

 Stock-based compensation                                                                   249             200              -

 Unrealized risk management activities                                                      (40)              -              -

 Unrealized foreign exchange gain                                                           (94)           (343)           (36)

 Deferred petroleum revenue tax (recovery)                                                  (45)             (9)            10

 Future income tax                                                                          474             338            375

Deferred charges                                                                            (33)             10            (84)

Abandonment expenditures                                                                    (32)            (40)           (43)

Net change in non-cash working capital (note 14)                                            (14)            (48)          (157)
                                                                                    -----------      ----------       --------
                                                                                          3,690           3,082          1,970
                                                                                    -----------      ----------       --------

FINANCING ACTIVITIES

Issue (repayment) of bank credit facilities                                                 357            (647)        (1,234)

Repayment of medium-term notes                                                             (125)              -              -

Repayment of senior unsecured notes                                                         (54)            (85)           (16)

Issue of US dollar debt securities                                                           830              -          1,749

Repayment of obligations under capital leases                                                (7)             (8)            (4)

Dividend on common shares                                                                  (101)            (77)           (60)

Issue of common shares on exercise of stock options                                          24              89             84

Purchase of common shares                                                                   (33)           (144)             -

Net change in non-cash working capital (note 14)                                              6             (11)            27
                                                                                    -----------      ----------       --------
                                                                                            897            (883)           546
                                                                                    -----------      ----------       --------
INVESTING ACTIVITIES

Expenditures on property, plant and equipment                                            (4,582)         (2,486)        (2,552)

Net proceeds on sale of property, plant and equipment                                         7              20             76
                                                                                    -----------      ----------       --------
Net expenditures on property, plant and equipment                                        (4,575)         (2,466)        (2,476)

Net change in non-cash working capital (note 14)                                            (88)            341            (25)
                                                                                    -----------      ----------       --------
                                                                                         (4,663)         (2,125)        (2,501)
                                                                                    -----------      ----------       --------
(DECREASE) INCREASE IN CASH                                                                 (76)             74             15

CASH - BEGINNING OF YEAR                                                                    104              30             15
                                                                                    -----------      ----------       --------
CASH - END OF YEAR                                                                  $        28      $      104       $     30
                                                                                    ===========      ==========       ========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (note 14)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT


Notes to the Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, unless otherwise stated)

1. ACCOUNTING POLICIES

Canadian Natural Resources Limited (the "Company") is a senior independent oil and natural gas exploration, development and production company based in Calgary, Alberta, Canada. The Company's operations are focused in North America, largely in western Canada, the North Sea and Offshore West Africa.

Within western Canada, the Company is developing its Horizon Oil Sands Project (the "Horizon Project") and maintains its midstream activities. The Horizon Project involves a plan to recover bitumen through mining operations, while the midstream activities include the Company's pipeline operations and an electricity co-generation system.

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada.

A summary of differences between accounting principles in Canada and those generally accepted in the United States ("US") is contained in note 17.

Significant accounting policies are summarized as follows:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries and partnerships. A significant portion of the Company's activities are conducted jointly with others and the consolidated financial statements reflect only the Company's proportionate interest in such activities.

MEASUREMENT UNCERTAINTY

Management has made estimates and assumptions regarding certain assets, liabilities, revenues and expenses in the preparation of the consolidated financial statements. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts.

Depletion, depreciation and amortization, and amounts used for ceiling test calculations are based on estimates of oil and natural gas reserves and commodity prices, production expenses and capital costs required to develop and produce those reserves. The majority of the Company's reserve estimates are evaluated annually by independent engineering firms. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the consolidated financial statements of future periods could be material.

The calculation of asset retirement obligations includes estimates of the future costs to settle the asset retirement obligation, the timing of the cash flows to settle the obligation, and the future inflation rates. The impact of differences between actual and estimated costs, timing and inflation on the consolidated financial statements of future periods could be material.

The measurement of petroleum revenue tax expense and the related provision in the consolidated financial statements are subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

CASH

Cash comprises cash on hand and demand deposits. Other investments (term deposits and certificates of deposit) with a term to maturity of three months or less from the transaction date are reported as cash equivalents.

PROPERTY, PLANT AND EQUIPMENT

The Company follows the full cost method of accounting for oil and natural gas properties and equipment as prescribed by the Canadian Institute of Chartered Accountants ("CICA"). Accordingly, all costs relating to the exploration for and development of oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Administrative overhead incurred during the development phase of large capital projects is capitalized until commercial production commences. Proceeds on disposal of properties are ordinarily deducted from such costs without recognition of profit or loss except where such disposal constitutes a significant portion of the Company's reserves in that country.

For mining activities the property acquisition, exploration and development costs are capitalized.

DEPLETION, DEPRECIATION AND AMORTIZATION

The costs related to each cost centre from which there is production are depleted on the unit-of-production method based on the estimated proved reserves of that country. Volumes of net production and net reserves before royalties are converted to equivalent units on the basis of estimated relative energy content. In determining its depletion base, the Company includes estimated future costs to be incurred in developing proved reserves and excludes the cost of unproved properties and major development projects. The unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the value of the unproved property is considered to be impaired, the cost of the unproved property or the amount of the impairment is added to costs subject to depletion. Certain costs for major development projects from which there has been no commercial production are not subject to depletion until commercial production commences.

Processing and production facilities are depreciated on a straight-line basis over their estimated lives.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT




The Company reviews the carrying amount of its oil and natural gas properties ("the properties") relative to their recoverable amount ("the ceiling test") for each cost centre at each annual balance sheet date, or earlier if circumstances or events indicate impairment may have occurred. The recoverable amount is calculated as the undiscounted cash flow from the properties using proved reserves and expected future prices and costs. If the carrying amount of the properties exceeds their recoverable amount, then an impairment loss equal to the amount by which the carrying amount of the properties exceeds their fair value is recognized in depletion. Fair value is calculated as the cash flow from those properties using proved and probable reserves and expected future prices and costs, discounted at a risk-free interest rate.

Midstream assets are depreciated on a straight-line basis over their estimated lives. The Company reviews the recoverability of the carrying amount of the midstream assets at each annual balance sheet date. If the carrying amount of the midstream assets exceeds their recoverable amount, then an impairment loss equal to the amount by which the carrying amount of the midstream assets exceeds their fair value is recognized in depreciation.

Head office capital assets are amortized on a declining balance basis over their estimated useful lives.

DEFERRED CHARGES

Deferred charges include deferred financing costs associated with the issuance of long-term debt and settlement costs of long-term natural gas contracts. Deferred charges are amortized over the original term of the related instrument.

ASSET RETIREMENT OBLIGATION

The fair values of asset retirement obligations related to long-term assets are recognized as a liability in the period in which they are incurred. Retirement costs equal to the fair value of the asset retirement obligations are capitalized as part of the cost of the associated capital assets and are amortized to expense through depletion over the life of the asset. The fair value of the asset retirement obligation is estimated by discounting the expected future cash flows to settle the asset retirement obligation at the Company's credit-adjusted risk-free interest rate. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and for any changes in the amount or timing of the underlying future cash flows.

FOREIGN CURRENCY TRANSLATION

Foreign operations that are self-sustaining are translated using the current rate method. Under this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date. Revenues and expenses are translated to Canadian dollars at the monthly average exchange rates. Gains or losses on translation are included in the foreign currency translation adjustment in shareholders' equity in the consolidated balance sheets.

Foreign operations that are integrated are translated using the temporal method. For foreign currency balances and integrated subsidiaries, monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect at the consolidated balance sheet date and non-monetary assets and liabilities are translated at the exchange rate in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated to Canadian dollars at the monthly average exchange rates. Provisions for depletion, depreciation and amortization are translated at the same rate as the related items.

Gains or losses on the translation of long-term debt denominated in US dollars are either recognized in net earnings immediately, or in the foreign currency translation adjustment (note 10) for translation gains or losses on that portion of the US dollar denominated debt designated as a hedge of self-sustaining foreign operations

PETROLEUM REVENUE TAX

The Company accounts for future United Kingdom petroleum revenue tax ("PRT") by the life-of-the-field method. The total future liability or recovery of PRT is estimated using current sales prices and costs. The estimated future PRT is apportioned to accounting periods on the basis of total estimated future revenues. Changes in the estimated total future PRT are accounted for prospectively.

PRODUCTION SHARING CONTRACT

Production generated from offshore Cote d'Ivoire is shared by the terms of the Production Sharing Contract ("PSC") with the State Oil Company of Cote d'Ivoire ("Petroci"). Revenues are divided into cost recovery revenues and profit revenues. Cost recovery revenues allow the Company to recover the capital and operating costs carried by the Company on behalf of Petroci. These revenues are reported as sales revenues. Profit revenues are allocated to joint venture partners in accordance with their respective equity interests, after a portion has been allocated to the Cote d'Ivoire Government. The Government's share of revenues attributable to the Company's equity interest is reported as either a royalty expense or a current tax expense in accordance with the PSC.

INCOME TAX

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities in the consolidated financial statements and their respective tax bases, using income tax rates substantively enacted on the consolidated balance sheet date. The effect of a change in income tax rates on the future income tax assets and liabilities is recognized in net earnings in the period of the change.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT


REVENUE RECOGNITION

Revenues are recognized when products have been delivered or services have been performed.

STOCK-BASED COMPENSATION PLANS

The Company accounts for its stock-based compensation plans using the fair value method. A liability for expected cash settlements under the Company's Stock Option Plan (the "Option Plan") is accrued over the vesting period of the stock options based on the difference between the exercise price of the stock options and the market price of the Company's common shares. The liability is revalued quarterly to reflect changes in the market price of the Company's common shares and the net change is recognized in net earnings. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares under the Option Plan, consideration paid by employees, officers or directors and the previously recognized liability associated with the stock options are recorded as share capital.

The Company also has an employee stock savings plan. Contributions to the employee stock savings plan are recorded as compensation expense at the time of the contribution.

The Company also has a stock bonus plan. Contributions to the stock bonus plan are recorded as compensation expense over the vesting period.

RISK MANAGEMENT ACTIVITIES

Financial instruments that do not qualify as hedges under Accounting Guideline 13 or are not designated as hedges are recorded at fair value on the Company's consolidated balance sheet, with subsequent changes in fair value recognized in net earnings.

The Company utilizes various financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are not used for trading purposes.

The Company enters into commodity price contracts to manage anticipated sales of crude oil and natural gas production in order to protect cash flow for capital expenditure programs. The Company also enters into foreign currency denominated financial instruments to manage future US dollar denominated crude oil and natural gas sales. Gains or losses on these contracts are included in risk management activities.

The Company enters into interest rate swap agreements to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principle amount on which the payments are based. Gains or losses on interest rate swap contracts designated as hedges are included in interest expense. Gains or losses on interest rate contracts not designated as hedges are included in risk management activities.

The Company enters into cross currency swap agreements to manage its currency exposure on long-term debt. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. Gains or losses on cross currency swap contracts designated as hedges are included in interest expense.

Gains or losses on the termination of financial instruments that have been accounted for as hedges are deferred under non-current assets or liabilities on the consolidated balance sheets and amortized into net earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any unrealized gain or loss is recognized in net earnings.

PER COMMON SHARE AMOUNTS

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options not included as a liability are used to purchase common shares at the average market price during the year. The dilutive effect of convertible securities is calculated by applying the "as-if-converted" method, which assumes that the securities are converted at the beginning of the period and that income items are adjusted to net earnings.

COMPARATIVE FIGURES

Certain figures provided for prior years have been reclassified to conform to the presentation adopted in 2004.

Common share data has been restated to reflect the two-for-one share split in May 2004.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT



2. CHANGES IN ACCOUNTING POLICIES
ASSET RETIREMENT OBLIGATION

Effective January 1, 2004, the Company retroactively adopted the CICA's Section 3110, "Asset Retirement Obligations". The Section requires the recognition of a liability for the fair value of the asset retirement obligation related to long-term assets. Retirement costs equal to the fair value of the asset retirement obligation are capitalized as part of the cost of the associated capital asset and amortized to expense through depletion over the life of the asset. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount or timing of the underlying future cash flows. Previously, future site restoration costs were accrued over the life of the Company's proved reserves. This new standard was adopted retroactively and prior period comparative balances have been restated. Adoption of the standard had the following effects on the Company's consolidated balance sheet as at December 31, 2003:








                                                                                                             December 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
Increase property, plant and equipment                                                                             $       445

Decrease future site restoration liability                                                                         $      (447)

Increase asset retirement obligation                                                                               $       897

Increase future income tax liability                                                                               $         3

Decrease foreign currency translation adjustment                                                                   $       (14)

Increase retained earnings                                                                                         $         6
                                                                                                                   ===========

Adoption of the standard had the following effects on the Company's consolidated statements of earnings and retained earnings:

Year Ended December 31                                                                   2004             2003           2002
--------------------------------------------------------------------------------------------------------------------------------
Increase opening retained earnings                                                   $     6        $       10        $    41

Decrease depletion, depreciation and amortization                                    $  (120)       $      (56)       $   (16)

Increase asset retirement obligation accretion                                       $    51        $       62        $    68

Increase (decrease) future income tax expense                                        $    28        $       (2)       $   (21)
                                                                                     =======        ==========        =======



RISK MANAGEMENT ACTIVITIES

Effective January 1, 2004, the Company prospectively adopted the CICA's Accounting Guideline 13, "Hedging Relationships" and EIC 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments". Guideline 13 addresses the types of items that qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting, and the requirement to evaluate hedges for effectiveness. EIC 128 requires that financial instruments that are not designated as hedges be recorded at fair value on the Company's consolidated balance sheet, with subsequent changes in fair value recorded in earnings. The Company has designated certain of its derivative financial instruments (note 12) as hedges, including certain crude oil collars, natural gas collars, the currency swap on the US$125 million senior unsecured note, and certain interest rate swaps. Adoption of Guideline 13 and EIC 128 had the following effects on the Company's consolidated balance sheet as at January 1, 2004:



                                                                                                               JANUARY 1, 2004
--------------------------------------------------------------------------------------------------------------------------------
Increase financial instruments asset                                                                               $        40

Increase deferred revenue                                                                                          $        40
                                                                                                                   ===========


The deferred revenue will be amortized to earnings over the term of the underlying contracts.

PREFERRED SECURITIES

Effective December 31, 2004, the Company early adopted changes to the CICA's
Section 3860 "Financial Instruments - Presentation and Disclosure" that relate to contractual obligations that may be settled by delivery of the Company's common shares. Under the new rules, these obligations must be classified as liabilities on the Company's consolidated balance sheets. Previously, these obligations were classified as equity. These changes have been adopted retroactively and prior periods have been restated. Adoption of the changes had the following effects on the Company's consolidated financial statements:


                                                                                        2004           2003               2002
--------------------------------------------------------------------------------------------------------------------------------
Increase long-term debt                                                             $     96        $   103        $       126

Decrease preferred securities                                                       $    (96)       $  (103)       $      (126)

Increase interest expense                                                           $      9        $     9        $        10

Increase foreign exchange gain                                                      $      7        $    23        $         1

(Decrease) increase future income tax expense                                       $     (1)       $     1        $        (4)

Decrease dividend on preferred securities, net of tax                               $     (5)       $    (5)       $        (6)

Decrease revaluation of preferred securities, net of tax                            $     (4)       $   (18)       $        (1)
                                                                                    ========        =======        ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT


FULL COST ACCOUNTING

Effective January 1, 2004, the Company prospectively adopted the CICA's Accounting Guideline 16, "Oil and Gas Accounting - Full Cost". The guideline modifies the ceiling test, which limits the aggregate capitalized costs that may be carried forward to future periods. Specific new guidance was provided on several issues, including the frequency of conducting cost centre impairment tests, the testing for cost centre recoverability and the method of determining fair value. The Guideline recommends that cost centre impairment tests should be conducted at each annual balance sheet date. Recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to their recoverable amount, calculated as the undiscounted cash flows from those assets using proved reserves and expected future prices and costs. If the carrying amount exceeds the recoverable amount, then impairment should be recognized on the amount by which the carrying amount of the assets exceeds the fair value of the assets, calculated as the present value of expected cash flows using proved and probable reserves and expected future prices and costs. The adoption of this standard had no effect on the Company's consolidated financial statements for the year ended December 31, 2004.

3. BUSINESS COMBINATIONS
PETROVERA PARTNERSHIP

In February 2004, the Company acquired certain resource properties in its Northern Plains core region, collectively known as the Petrovera Partnership ("Petrovera"), for $471 million.

The acquisition was accounted for based on the purchase method. Results from Petrovera are consolidated with the results of the Company effective from the date of acquisition. The allocation of the purchase price to assets acquired and liabilities assumed based on their fair values is set out in the following table:


                                                                                                              FEBRUARY 1, 2004
--------------------------------------------------------------------------------------------------------------------------------
Purchase price:

 Cash consideration                                                                                                    $   467

 Cash acquired                                                                                                             (23)

 Non-cash working capital deficit assumed                                                                                   27
                                                                                                                       -------
Total purchase price                                                                                                   $   471
                                                                                                                       =======
Purchase price allocated as follows:

 Property, plant and equipment                                                                                         $   643

 Future income tax liability                                                                                              (129)

 Asset retirement obligation                                                                                               (43)
                                                                                                                       -------
                                                                                                                       $   471
                                                                                                                       =======


RIO ALTO EXPLORATION LTD.

In July 2002, the Company paid cash of $850 million and issued 20,016,436 common shares with an attributed value of $522 million to acquire all of the issued and outstanding common shares of Rio Alto Exploration Ltd. ("Rio Alto") by way of a plan of arrangement (the "Plan of Arrangement"). Rio Alto was engaged in the exploration for and production of oil and natural gas in western Canada and, through wholly owned subsidiaries, in South America. Under the Plan of Arrangement, the subsidiaries of Rio Alto that held its South American properties were sold to a new company, Rio Alto Resources International Inc. ("Rio Alto International"), and each shareholder of Rio Alto received one common share of Rio Alto International for each Rio Alto common share held.

The acquisition was accounted for based on the purchase method. Results from Rio Alto are consolidated with the results of the Company effective from the date of acquisition. The allocation of the purchase price to assets acquired and liabilities assumed based on their fair values is set out in the following table:

                                                                                                                   July 1, 2002
--------------------------------------------------------------------------------------------------------------------------------
Purchase price:

 Cash consideration                                                                                                    $   850

 Share consideration                                                                                                       522

 Cash acquired                                                                                                              (7)

 Non-cash working capital deficit assumed                                                                                   92

 Long-term debt assumed                                                                                                    936
                                                                                                                      --------
Total purchase price                                                                                                  $  2,393
                                                                                                                      ========
Purchase price allocated as follows:

 Property, plant and equipment                                                                                        $  3,412

 Future site restoration                                                                                                   (44)

 Future income tax                                                                                                        (975)
                                                                                                                      --------
                                                                                                                      $  2,393
                                                                                                                      ========


               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT

4. OTHER LONG-TERM ASSETS



                                                                                                         2004             2003
--------------------------------------------------------------------------------------------------------------------------------
Risk management (note 12)                                                                           $       66         $    -

Deferred charges                                                                                            76              74
                                                                                                   -----------         -------
                                                                                                           142              74

Less: current portion                                                                                       34               -
                                                                                                   -----------         -------
                                                                                                   $       108         $    74
                                                                                                   ===========         =======



5. PROPERTY, PLANT AND EQUIPMENT



                                                             2004                                            2003
                                      ------------------------------------------    --------------------------------------------
                                                        ACCUMULATED                                   Accumulated
                                                       DEPLETION AND                                 depletion and
                                             COST       DEPRECIATION        NET           Cost       depreciation         Net
--------------------------------------------------------------------------------------------------------------------------------
Oil and natural gas

 North America                        $     19,750   $      6,356   $     13,394    $  15,914       $   4,924      $  10,990

 North Sea                                   2,562            739          1,823        1,971             534          1,437

 Offshore West Africa                        1,101            192            909          806             139            557

Horizon Project                                672              -            672          381                -           381

Midstream                                      241             32            209          225              25            200

Head office                                    101             44             57           70              31             39
                                      ------------   ------------   ------------    ---------       ---------      ---------
                                      $     24,427   $      7,363   $     17,064    $  19,367       $   5,653      $  13,714
                                      ============   ============   ============    =========       =========      =========



During the year ended December 31, 2004, the Company capitalized administrative overhead of $19 million (2003 - $12 million, 2002 - $13 million) relating to exploration and development in the North Sea and Offshore West Africa and $35 million (2003 - $23 million, 2002 - $4 million) relating mainly to the Horizon Project in North America.

Included in property, plant and equipment are unproved land and major development projects that are not subject to depletion or depreciation:

                                                                                                            2004          2003
------------------------------------------------------------------------------------------------------------------------------
Oil and natural gas

  North America                                                                                      $     1,028     $     789

  North Sea                                                                                                   44            56

  Offshore West Africa                                                                                       536           251

Horizon Project                                                                                              672           381
                                                                                                     -----------     ---------
                                                                                                     $     2,280     $   1,477
                                                                                                     ===========     =========



6. LONG-TERM DEBT


                                                                                                            2004          2003
------------------------------------------------------------------------------------------------------------------------------
Bank credit facilities

  US dollar bankers' acceptances (2004 - US$471 million, 2003 - US$207 million)                      $       557     $     268

Medium-term notes

  6.85% unsecured debentures due May 28, 2004                                                                  -           125

  7.40% unsecured debentures due March 1, 2007                                                               125           125

Senior unsecured notes

  6.42% due May 27, 2004 (2004 - US$nil, 2003 - US$40 million)                                                 -            52

  7.69% due December 19, 2005 (2004 - US$125 million, 2003 - US$125 million)                                 194           194

  Adjustable rate due May 27, 2009 (2004 - US$93 million, 2003 - US$93 million)                              112           120

Preferred securities

  8.30% due June 25, 2011 (2004 - US$80 million, 2003 - US$80 million)                                        96           103

US dollar debt securities

  6.70% due July 15, 2011 (2004 - US$400 million, 2003 - US$400 million)                                     482           517

  5.45% due October 1, 2012 (2004-US$350 million , 2003 - US$350 million)                                    421           452

  4.90% due December 1,2014 (2004 - US$350 million, 2003 - US$nil)                                           421             -

  7.20% due January 15, 2032 (2004 - US$400 million, 2003 - US$400 million)                                  482           517

  6.45% due June 30, 2033 (2004 - US$350 million, 2003 - US$350 million)                                     421           452

  5.85% due February 1, 2035 (2004 - US$350 million, 2003 - US$nil)                                          421             -

Obligations under capital leases                                                                               -             7
                                                                                                     -----------     ---------
                                                                                                           3,732         2,932

Less: current portion of long-term debt                                                                      194           184
                                                                                                     -----------     ---------
                                                                                                     $     3,538     $   2,748
                                                                                                     ===========     =========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT



BANK CREDIT FACILITIES

The Company has unsecured syndicated bank credit facilities of $3,425 million, comprised of a $100 million operating demand facility, a revolving credit and term loan facility of $1,825 million and a revolving and term loan facility of $1,500 million. The $1,825 million revolving credit and term loan facility is fully revolving for 364-day periods with a term to June 2005 and a provision for extension at the mutual agreement of the Company and the lenders. If not extended, the facility converts to a non-revolving loan with a term of two years. The full amount of the outstanding principal would be repayable at the end of year two following the initiation of the term period. The $1,500 million revolving credit facility has a five-year term, with three, one-year extension provisions. If the facility is not extended, the amount outstanding would be repayable in December 2009. The facilities provide that the borrowings may be made by way of operating advances, prime loans, bankers' acceptances, US base rate loans or US dollar LIBOR advances, which bear interest at the bank's prime rates or at money market rates plus applicable margins.

The Company fixed the exchange rate on the repayment of its US dollar bankers' acceptances using foreign currency financial derivatives (note 12). The US dollar bankers' acceptances were repaid in January 2005 at a C$/US$ exchange rate of 1.180.

The weighted average interest rate of the bank credit facilities outstanding at December 31, 2004, was 3.47% (2003 - 2.32%).

In addition to the outstanding debt, letters of credit aggregating $24 million have been issued.

MEDIUM-TERM NOTES

In August 2003, the Company filed a short form shelf prospectus that allows for the issue of up to $1 billion of medium term notes in Canada until September 2005. If issued, these securities will bear interest as determined at the date of issuance. In May 2004, the Company repaid the $125 million 6.85% unsecured debentures due May 2004, which were issued under a previous medium-term note program. The Company has $125 million of unsecured debentures outstanding from a previous medium-term note program.

SENIOR UNSECURED NOTES

The final principal repayment on the 6.95% senior unsecured notes was made in September 2003. The 6.42% senior unsecured notes were repaid in May 2004. In May 2003, the Company prepaid the US$50 million 6.50% senior unsecured notes due May 2008. The adjustable rate senior unsecured notes bear interest at 6.54% and have annual principal repayments of US$31 million commencing in May 2007, through May 2009. These debt instruments contain covenants pertaining to the Company's net worth, certain financial ratios and the ability to grant security. Through a currency swap, the principle and interest repayments on the US$125 million, 7.69% notes due December 2005 have been fixed at $194 million and 7.30%, respectively (note 12).

US DOLLAR DEBT SECURITIES

In December 2004, the Company issued US$350 million of debt securities maturing December 2014, bearing interest at 4.90% and US$350 million of debt securities maturing February 2035, bearing interest at 5.85%. Proceeds from the securities issued were used to repay bankers' acceptances under the Company's bank credit facilities. The Company has entered into certain interest rate swap contracts to convert the fixed rate interest coupon into a floating interest rate on the securities due December 2014 (note 12).

After issuing the above securities, the Company has US$1.3 billion remaining on a US$2.0 billion shelf prospectus filed in May 2003 that allows for the issue of debt securities in the United States until June 2005. If issued, these securities will bear interest as determined at the date of issuance.

PREFERRED SECURITIES

Annual principal repayments of approximately US$27 million are required commencing June 2009 through June 2011. The notes are subordinated to the other long-term debt of the Company and contain, among other things, certain financial covenants restricting the granting of security for new borrowings and the maintenance of specified financial ratios. The Company has the unrestricted right to pay interest, principal and principal prepayment amounts by delivering common shares to the Trustee of the subordinated notes. The semi-annual interest payments may be deferred at the option of the Company for up to two consecutive periods, with a maximum of eight deferral periods over the life of the securities.

REQUIRED DEBT REPAYMENTS
Required debt repayments are as follows:


Year                                                                                                               REPAYMENT
--------------------------------------------------------------------------------------------------------------------------------
2005                                                                                                            $   194

2006                                                                                                            $     -

2007                                                                                                            $   162

2008                                                                                                            $    37

2009                                                                                                            $    69

Thereafter                                                                                                      $ 2,713



No debt repayments are reflected for the bank credit facilities due to the extendable nature of the facilities.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT


7. OTHER LONG-TERM LIABILITIES



                                                                                                          2004            2003
--------------------------------------------------------------------------------------------------------------------------------
Asset retirement obligation                                                                        $      1,119     $      897

Stock-based compensation                                                                                    323            171

Deferred revenue (note 12)                                                                                   26              -

                                                                                                          1,468          1,068

Less: current portion                                                                                       260            130
                                                                                                   ------------     ----------
                                                                                                   $      1,208     $      938
                                                                                                   ============     ==========


ASSET RETIREMENT OBLIGATION

At December 31, 2004, the Company's total estimated undiscounted costs to settle its asset retirement obligations with respect to crude oil and natural gas properties and facilities was $3,063 million (2003 - $2,281 million). These costs will be incurred over several years and have been discounted using a credit-adjusted risk-free interest rate of 6.7%. A reconciliation of the discounted asset retirement obligation is as follows:



                                                                                                          2004            2003
--------------------------------------------------------------------------------------------------------------------------------
Asset retirement obligation

 Balance - beginning of year                                                                       $       897       $     867

 Liabilities incurred                                                                                      339             117

 Liabilities settled                                                                                       (32)            (40)

 Asset retirement obligation accretion                                                                      51              62

 Revision of estimates                                                                                     (86)             (6)

 Foreign exchange                                                                                          (50)           (103)
                                                                                                   -----------       ---------
 Balance - end of year                                                                             $     1,119       $     897
                                                                                                   ===========       =========


The Company's pipelines and co-generation plant have indeterminant lives and therefore the fair values of the related asset retirement obligations cannot be reasonably determined. The asset retirement obligation for these assets will be recorded in the year in which the lives of the assets are determinable.

STOCK-BASED COMPENSATION

The Company's Stock Option Plan ("Option Plan") results in the recognition of a liability for the expected cash settlements under the Option Plan. The current portion represents the amount of the liability that could be realized within the next 12 month period if all vested options are surrendered for cash settlement.

                                                                                                           2004           2003
--------------------------------------------------------------------------------------------------------------------------------
Stock-based compensation

 Balance - beginning of year                                                                       $       171      $       -

 Stock-based compensation provision                                                                        259            200

 Expense relating to share bonus plan                                                                      (10)             -

 Cash payment for options surrendered                                                                      (80)           (31)

 Transferred to common shares                                                                              (38)            (8)

 Capitalized with respect to Horizon Project                                                                21             10

 Balance - end of year                                                                                     323            171

 Less: current portion of stock-based compensation                                                         243            130
                                                                                                   -----------      ---------
                                                                                                   $        80      $      41
                                                                                                   ===========      =========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT




 8. TAXES

 TAXES OTHER THAN INCOME TAX

                                                                                           2004           2003            2002
--------------------------------------------------------------------------------------------------------------------------------
Current petroleum revenue tax                                                       $       190       $     106       $     41

Deferred petroleum revenue tax                                                              (45)             (9)            10

Provincial capital taxes and surcharges                                                      20              10             11

Other                                                                                         -               -              1
                                                                                    -----------       ---------       --------
                                                                                    $       165       $     107       $     63
                                                                                    ===========       =========       ========

INCOME TAX

The provision for income tax is as follows:

                                                                                           2004           2003            2002
--------------------------------------------------------------------------------------------------------------------------------
Current income tax expense

 Current income tax - North America                                                 $        89      $      43       $       -

 Large Corporations Tax - North America                                                      11             16              21

 Current income tax - North Sea                                                               2             23            (19)

 Current income tax - Offshore West Africa                                                   13             10               6

 Current income tax - other                                                                   1              -               -
                                                                                    -----------       ---------       --------
                                                                                            116             92               8

Future income tax expense                                                                   474            338             375
                                                                                    -----------      ---------       ---------
Income tax                                                                          $       590      $     430       $     383
                                                                                    ===========      =========       =========

The provision for income tax is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the difference are as follows:


                                                                                           2004            2003           2002
--------------------------------------------------------------------------------------------------------------------------------
Canadian statutory income tax rate                                                        39.3%           41.1%         42.4%
                                                                                      =========        ========     =========
Income tax provision at statutory rate                                                $     849       $     797     $     418

Effect on income taxes of:

 Non-deductible portion of Canadian crown payments                                          221             285           211

 Canadian resource allowance                                                               (270)           (281)         (243)

 Large Corporations Tax                                                                      11              16            21

 Deductible UK petroleum revenue tax                                                        (57)            (40)          (22)

 Foreign tax rate differentials                                                             (31)             20            (1)

 Federal income tax rate reductions                                                           -            (247)            -

 Provincial income tax rate reductions                                                      (66)            (31)          (21)

 UK income tax rate increase                                                                  -               -            34

 Non-taxable portion of foreign exchange                                                    (36)           (103)          (21)

 Other                                                                                      (31)             14             7
                                                                                      ---------        --------     ---------
Income tax                                                                            $     590        $    430     $     383
                                                                                      =========        ========     =========


The following table summarizes the temporary differences that give rise to the future income tax liability:

                                                                                                         2004            2003
------------------------------------------------------------------------------------------------------------------------------
Future income tax liabilities

 Property, plant and equipment                                                                     $      3,760     $    2,884

 Timing of partnership items                                                                              1,254          1,095

 Foreign exchange gain on long-term debt                                                                    102             90

 Risk management                                                                                             19              -

Other                                                                                                        43             14

Future income tax assets

   Asset retirement obligation                                                                             (418)          (365)

   Capital loss carryforwards                                                                               (92)             -

   Attributed Canadian Royalty Income                                                                       (54)           (58)

   Stock-based compensation                                                                                (106)           (56)

   Deferred petroleum revenue tax                                                                           (58)           (13)
                                                                                                    -----------     ----------
Future income tax liability                                                                         $     4,450     $    3,591
                                                                                                    ===========     ==========

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT


A significant portion of the Company's North American taxable income is generated by partnerships. Income taxes are incurred on the partnerships' taxable income in the year following their inclusion in the Company's consolidated net earnings. Current income tax will vary and is dependent upon the amount of capital expenditures incurred in Canada and the way it is deployed.

During 2004, the Government of Alberta passed legislation to reduce its corporate income tax rate by 1.0% effective April 1, 2004. Accordingly, the Company's future income tax liability was reduced by $66 million.

During 2003, the Government of Alberta passed legislation to reduce its corporate income tax rate by 0.5% effective April 1, 2003. Also during 2003, the Canadian federal government passed legislation to change the taxation of resource income. The legislation reduces the corporate income tax rate on resource income from 28% to 21% over five years beginning January 1, 2003. Over the same period, the deduction for resource allowance is phased out and a deduction for actual crown royalties paid is phased in. The Company's future income tax liability was reduced by $31 million with respect to the Alberta corporate income tax rate reduction and by $247 million with respect to the Federal resource income tax rate changes.

9. SHARE CAPITAL

AUTHORIZED

200,000 Class 1 preferred shares with a stated value of $10.00 each. Unlimited number of common shares without par value.

ISSUED




                                                                                  2004                         2003
                                                                     --------------------------      ---------------------------
COMMON SHARES                                                         NUMBER OF                       Number of
                                                                         SHARES                          shares
                                                                     (thousands)         AMOUNT      (thousands)        Amount
--------------------------------------------------------------------------------------------------------------------------------
Balance - beginning of year                                              267,463     $    2,353        267,552      $    2,304

Issued upon exercise of stock options                                      1,591             24          5,381              89

Previously recognized liability on stock
options exercised for common shares                                            -             38              -               8

Purchase of common shares under Normal Course Issuer Bid                    (873)            (7)        (5,470)            (48)
                                                                         -------     ----------        -------      ----------
Balance - end of year                                                    268,181     $    2,408        267,463      $    2,353
                                                                         =======     ==========        =======      ==========

SHARE SPLIT

The Company's shareholders approved a subdivision or share split of its issued and outstanding common shares on a two-for-one basis at the Company's Annual and Special Meeting held on May 6, 2004. All common share and per common share amounts have been restated to retroactively reflect the share split.

NORMAL COURSE ISSUER BID

During 2004, the Company purchased 873,400 common shares at an average price of $38.01 per common share for a total cost of $33 million. The excess cost over book value of the common shares purchased was applied to reduce retained earnings.

During 2003, the Company purchased 5,469,600 common shares at an average price of $26.26 per common share for a total cost of $144 million. The excess cost over book value of the common shares purchased was applied to reduce retained earnings.

In January 2005, the Company renewed its Normal Course Issuer Bid, allowing the Company to purchase up to 13,409,006 common shares or 5% of the Company's outstanding common shares on the date of announcement, during the 12-month period beginning January 24, 2005 and ending January 23, 2006. As at February 18, 2005, the Company had not purchased any additional shares under the renewed Normal Course Issuer Bid.

DIVIDEND POLICY

The Company pays regular quarterly dividends in January, April, July and October of each year. On February 18, 2005, the Board of Directors set the Company's regular quarterly dividend at $0.1125 per common share (2004 - $0.10 per common share, 2003 - $0.075 per common share, 2002 - $0.0625 per common share) commencing with the April 1, 2005 payment.

STOCK OPTIONS

The Company's Option Plan provides for granting of stock options to directors, officers and employees. Stock options granted under the Option Plan have a maximum term of six years to expiry and vest equally over a five-year period starting on the first anniversary date of the grant. The exercise price of each stock option granted is determined as the closing market price of the common shares on the Toronto Stock Exchange on the day prior to the grant. Each stock option granted permits the holder to purchase one common share of the Company at the stated exercise price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT


In June 2003, the Company approved a modification to its Option Plan providing the stock option holder the right to elect to receive a cash payment equal to the difference between the exercise price of the stock option and the market price of the Company's common shares on the date of surrender, multiplied by the number of common shares covered by the stock options surrendered, in lieu of receiving common shares. The modification to the Option Plan was accounted for prospectively.

For the year ended December 31, 2004, the Company recorded compensation expense of $249 million (2003 - $200 million). As at December 31, 2004, the total liability for expected cash settlements under the Option Plan is $323 million (2003 - $171 million), of which $243 million (2003 - $130 million) is included as a current liability. During the year ended December 31, 2004, cash payments of $80 million were made for 3,781,000 stock options surrendered (2003 - cash payments of $31 million for 2,674,000 stock options surrendered).

Prior to the modification, the Company disclosed pro-forma measures of net earnings and net earnings per common share as if stock options had been recognized as compensation expense estimated on the date of grant using the Black-Scholes option pricing model. As stock-based compensation is now reflected in the consolidated statement of earnings, the pro-forma disclosures are no longer required.

The following table summarizes information relating to stock options outstanding at December 31, 2004 and 2003:





                                                                                 2004                          2003
                                                                      --------------------------     ---------------------------
                                                                           STOCK        WEIGHTED           Stock        Weighted
                                                                         OPTIONS         AVERAGE         options         average
                                                                     (thousands)        EXERCISE     (thousands)        exercise
                                                                                           PRICE                           price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year                                          17,789     $      19.72          25,765       $   18.57

Granted                                                                   4,861     $      35.89           1,336       $   26.16

Exercised for common shares                                              (1,591)    $      15.10          (5,381)      $   16.57

Surrendered for cash settlement                                          (3,781)    $      18.71          (2,674)      $   17.36

Forfeited                                                                (1,017)    $      27.72          (1,257)      $   21.39
                                                                         ------     ------------          ------       ---------
Outstanding - end of year                                                16,261     $      24.74          17,789       $   19.72
                                                                         ------     ------------          ------       ---------
Exercisable - end of year                                                 3,816     $      19.85           4,646       $   17.33
                                                                         ======     ============          ======       =========

The range of exercise prices of stock options outstanding and exercisable at December 31, 2004 is as follows:




                                                            STOCK OPTIONS OUTSTANDING                STOCK OPTIONS EXERCISABLE
                                                 --------------------------------------------     ------------------------------
                                                                    WEIGHTED
                                                       STOCK         AVERAGE         WEIGHTED           STOCK        WEIGHTED
                                                     OPTIONS       REMAINING          AVERAGE         OPTIONS         AVERAGE
                                                 OUTSTANDING            TERM         EXERCISE     EXERCISABLE        EXERCISE
RANGE OF EXERCISE PRICES                          (thousands)        (years)            PRICE     (thousands)           PRICE
--------------------------------------------------------------------------------------------------------------------------------
$10.50 - $14.99                                           15           0.40        $    13.16              15     $     13.16

$15.00 - $19.99                                        7,175           2.10        $    18.82           2,586     $     18.41

$20.00-$24.99                                          3,830           3.05        $    22.50           1,082     $     22.39

$25.00-$29.99                                            862           4.71        $    26.86             112     $     26.82

$30.00-$34.99                                          2,978           5.12        $    33.80             21      $     33.93

$35.00-$39.99                                            645           5.17        $    35.79               -     $         -

$40.00-$44.99                                            318           5.60        $    40.99               -     $         -

$45.00-$48.99                                            438           5.90        $    47.87               -     $         -
                                                      ------           ----        ----------           -----     -----------
                                                      16,261           3.30        $    24.74           3,816     $     19.85
                                                      ======           ====        ==========           =====     ===========

10. FOREIGN CURRENCY TRANSLATION ADJUSTMENT

The foreign currency translation adjustment represents the unrealized gain
(loss) on the Company's net investment in self-sustaining foreign operations. Effective July 1, 2002, the Company designated certain US dollar denominated debt as a hedge against its net investment in US dollar-based self-sustaining foreign operations. Accordingly, translation gains and losses on this US dollar denominated debt are included in the foreign currency translation adjustment.

                                                                                                          2004            2003
--------------------------------------------------------------------------------------------------------------------------------
Balance - beginning of year as previously reported                                                 $        17         $    24

Change in accounting policy (note 2)                                                                       (14)              2
                                                                                                   -----------         -------
Balance - beginning of year as restated                                                                      3              26

Unrealized loss on translation of net investment                                                           (24)           (124)

Hedge of net investment with US dollar denominated debt, net of tax                                         15             101

Balance - end of year                                                                              $        (6)        $     3
                                                                                                   ===========         =======

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT

11. NET EARNINGS PER COMMON SHARE

The following table provides a reconciliation between basic and diluted amounts per common share:

(thousands of shares)                                                                      2004            2003           2002
-------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding - basic                                      268,112         268,470        255,766

Effect of dilutive stock options (1)                                                          -           2,444          5,488

Assumed settlement of preferred securities with common shares                             2,230           3,908          5,362
                                                                                       --------         -------        -------
Weighted average common shares outstanding - diluted                                    270,342         274,822        266,616
                                                                                       --------         -------        -------
Net earnings                                                                            $ 1,405         $ 1,403        $   539

Interest on preferred securities, net of tax                                                  5               5              6

Revaluation of preferred securities, net of tax                                              (4)            (18)            (1)
                                                                                        -------         -------        -------
Diluted net earnings                                                                    $ 1,406         $ 1,390        $   544
                                                                                        -------         -------        -------
Net earnings per common share

 Basic                                                                                  $  5.24         $  5.23        $  2.11

 Diluted                                                                                $  5.20         $  5.06        $  2.04
                                                                                        =======         =======        =======

(1) The modification of the Option Plan described in note 9 results in a liability and expense for all outstanding stock options. As such, the potential common shares associated with the stock options are not included in diluted earnings per share effective from June 2003, the date of the modification.

For the year ended December 31, 2002, 639,832 stock options with a weighted average exercise price of $24.17, were excluded from the calculation as their effect on per common share amounts was not dilutive.

12. FINANCIAL INSTRUMENTS

RISK MANAGEMENT

On January 1, 2004, the fair values of all outstanding derivative financial instruments that were not designated as hedges for accounting purposes were recorded on the consolidated balance sheet, with an offsetting net deferred revenue amount (note 2). Subsequent changes in fair value are recognized on the consolidated balance sheet and in net earnings. The estimated fair value for all derivative financial instruments is based on third party indications. The following table reconciles the change in derivative financial instruments:

ASSET (LIABILITY)                                                         RISK MANAGEMENT         DEFERRED    TOTAL UNREALIZED
                                                                           MARK-TO-MARKET          REVENUE         GAIN/(LOSS)
-------------------------------------------------------------------------------------------------------------------------------
Balance - beginning of year                                                        $   40             $(40)             $    -

Change in fair value of existing financial instruments at
beginning of year and new financial instruments entered in 2004                       468                -                 468

Put premiums                                                                           32                -                  32

Realized risk management activities                                                  (474)               -                (474)

Amortization of deferred revenue                                                        -               14                  14
                                                                                    -----             ----              -----
Balance - end of year                                                                  66              (26)              $  40
                                                                                                                         =====

Less: current portion                                                                  34              (17)
                                                                                    -----             ----
                                                                                    $  32             $ (9)
                                                                                    =====             ====

FINANCIAL CONTRACTS

The Company's financial instruments recognized in the consolidated balance sheets consist of cash, accounts receivable, accounts payable, accrued liabilities, risk management activities, stock-based compensation and long-term debt.

The estimated fair values of financial instruments have been determined based on the Company's assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The carrying value of cash, accounts receivable, accounts payable, accrued liabilities, stock-based compensation and long-term debt with variable interest rates approximate their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT

The estimated fair values of other financial instruments are as follows:

                                                                                 2004                            2003
                                                                    ------------------------------   -----------------------------
                                                                    CARRYING VALUE      FAIR VALUE   Carrying value     Fair Value
----------------------------------------------------------------------------------------------------------------------------------
ASSET (LIABILITY)

Derivative financial instruments                                     $         66      $        33    $         -      $        16

Fixed rate notes                                                     $     (3,175)     $    (3,364)   $    (2,664)     $    (2,880)
                                                                     ============      ===========    ===========      ===========

The Company uses certain derivative financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. The following summarizes transactions outstanding as at December 31, 2004:


                                   REMAINING TERM                     VOLUME                AVERAGE PRICE                INDEX
--------------------------------------------------------------------------------------------------------------------------------
OIL

Oil price collars             Jan 2005 - Mar 2005              140,500 bbl/d          US$36.09 - US$45.32                  WTI

                              Apr 2005 - Jun 2005              150,500 bbl/d          US$39.98 - US$49.39                  WTI

                              Jul 2005 - Sep 2005              139,500 bbl/d          US$41.60 - US$51.35                  WTI

                              Oct 2005 - Dec 2005              139,500 bbl/d          US$41.60 - US$51.35                  WTI

Oil puts                      Jan 2005 - Mar 2005               99,000 bbl/d                     US$29.21                  WTI

                              Apr 2005 - Jun 2005              123,000 bbl/d                     US$29.89                  WTI

                              Jul 2005 - Sep 2005               50,000 bbl/d                     US$31.09                  WTI

                              Oct 2005 - Dec 2005               50,000 bbl/d                     US$29.81                  WTI



                                  REMAINING TERM                      VOLUME                AVERAGE PRICE                INDEX
--------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS

AECO collars                  Jan 2005 - Mar 2005               640,000 GJ/d             C$6.24 - C$11.69                 AECO

                              Apr 2005 - Jun 2005               740,000 GJ/d             C$5.83 -  C$7.89                 AECO

                              Jul 2005 - Sep 2005               640,000 GJ/d             C$5.88 -  C$7.92                 AECO

                              Oct 2005 - Dec 2005               114,500 GJ/d             C$6.00 -  C$8.08                 AECO

                                   REMAINING TERM                      AMOUNT       AVERAGE EXCHANGE RATE
                                                                   ($ millions)          (US$/C$)
--------------------------------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY

Currency collars              Jan 2005 - Aug 2005                US$10/month                1.37 - 1.49

                                   REMAINING TERM                      AMOUNT     EXCHANGE RATE      INTEREST RATE    INTEREST RATE
                                                                   ($ millions)     (US$/C$)              (US$)           (C$)
--------------------------------------------------------------------------------------------------------------------------------
Currency swap                 Jan 2005 - Dec 2005                     US$125              1.55        7.69%               7.30%

Currency forward              Jan 2005 - Jan 2005                     US$471              1.18         n/a                 n/a

                                   REMAINING TERM                      AMOUNT                  FIXED RATE        FLOATING RATE
                                                                   ($ millions)
--------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE

Swaps - fixed to floating     Jan 2005 - Jan 2005                     US$200                        7.20%      LIBOR(1) + 3.00%

                              Jan 2005 - Jul 2006                     US$200                        6.70%      LIBOR(1) + 1.65%

                              Jan 2005 - Jan 2007                     US$200                        7.20%      LIBOR(1) + 2.23%

                              Jan 2005 - Oct 2012                     US$350                        5.45%      LIBOR(1) + 0.81%

                              Jan 2005 - Dec 2014                     US$350                        4.90%      LIBOR(1) + 0.38%

Swaps - floating to fixed     Jan 2005 - Mar 2007                       C$10                        7.36%               CDOR(2)


(1)    London Interbank Offered Rate

(2)    Canadian Deposit Overnight Rate

CREDIT RISK

Accounts receivable are mainly with customers in the oil and natural gas industry and are subject to normal industry credit risks. The Company minimizes this risk by entering into sales contracts with only highly rated entities. In addition, the Company reviews its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. The Company is also exposed to possible losses in the event of non-performance by counterparties to derivative financial instruments; however, the Company minimizes this credit risk by entering into agreements with only highly rated financial institutions.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT

13. COMMITMENTS

The Company has committed to certain payments as follows:

                                             2005           2006            2007           2008            2009     Thereafter
--------------------------------------------------------------------------------------------------------------------------------
Natural gas transportation             $  194               $  147           $   100           $   78           $  37      $  168

Oil transportation and pipeline        $   11               $    9           $    11           $   12           $  13      $  154

Offshore equipment operating lease     $  110               $   48           $    48           $   48           $  48      $  184

Baobab Project                         $   99               $    -           $     -           $    -           $   -      $    -

Offshore drilling and other            $  125               $    8           $     -           $    -           $   -      $    -

Electricity                            $   26               $   28           $    20           $   13           $   8      $   34

Office lease                           $   21               $   21           $    22           $   23           $  24      $   30

Processing                             $    5               $    2           $     -           $    -           $   -      $    -

Horizon Project                        $   99               $    -           $     -           $    -           $   -      $    -




14. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Changes in non-cash working capital were as follows:

                                                                                           2004           2003            2002
--------------------------------------------------------------------------------------------------------------------------------
Decrease (increase) in non-cash working capital

Accounts receivable and other                                                       $      (329)      $      35     $     (164)

Accounts payable                                                                             39             125           (145)

Accrued liabilities                                                                         194             122            154
                                                                                    -----------       ---------     ----------
Net change in non-cash working capital                                              $       (96)      $     282     $     (155)
                                                                                    -----------       ---------     ----------
Relating to:

Operating activities                                                                $       (14)      $     (48)    $     (157)

Financing activities                                                                          6             (11)            27

Investing activities                                                                        (88)            341            (25)
                                                                                    -----------       ---------     ----------
                                                                                    $       (96)      $     282     $     (155)
                                                                                    ===========       =========     ==========


Other cash flow information:                                                               2004           2003            2002
------------------------------------------------------------------------------------------------------------------------------
Interest paid                                                                       $       192       $     178     $      132

Taxes paid                                                                          $       218       $      51     $      160


15. SEGMENTED INFORMATION

The Company's oil and natural gas activities are conducted in three geographic segments: North America, North Sea and Offshore West Africa. These activities relate to the exploration, development, production and marketing of oil, natural gas liquids and natural gas.

The Company's Horizon Project has been classified as a separate segment. As the bitumen will be recovered through mining operations, this project constitutes a distinct segment from oil and natural gas activities. There are currently no revenues for this project and all directly related expenditures have been capitalized.

Midstream activities include the Company's pipeline operations and an electricity co-generation system.

Activities that are not included in the above segments are included in the segmented information as other.

Inter segment eliminations include internal transportation and electricity charges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT

                                                                              Oil and Natural Gas
                                          ---------------------------------------------------------------------------------------
                                                 North America                   North Sea               Offshore West Africa
                                          ---------------------------   ---------------------------   ---------------------------
                                             2004      2003      2002      2004      2003      2002      2004      2003      2002
                                          -------   -------   -------   -------   -------   -------   -------   -------   -------
Revenue                                   $ 5,979   $ 5,021   $ 3,719   $ 1,317   $   953   $   620   $   222   $   155   $   102
Less: royalties                            (1,003)     (868)     (564)       (2)        1       (33)       (6)       (5)       (3)
                                          -------   -------   -------   -------   -------   -------   -------   -------   -------
Revenue, net of royalties                   4,976     4,153     3,155     1,315       954       587       216       150        99
                                          -------   -------   -------   -------   -------   -------   -------   -------   -------
Segmented expenses
Production                                    976       845       656       370       314       229        36        38        35
Transportation                                256       264       273        32        30        20         -         -        -
Depletion, depreciation and                 1,444     1,209     1,022       265       252       188        53        41        80
  amortization
Asset retirement obligation accretion          28        26        20        22        36        48         1         -         -
Realized risk management activities           362       157        76       112        (9)        7         -         -         -
                                          -------   -------   -------   -------   -------   -------   -------   -------   -------
Total segmented expenses                    3,066     2,501     2,047       801       623       492        90        79       115
                                          -------   -------   -------   -------   -------   -------   -------   -------   -------
Segmented earnings before the following   $ 1,910   $ 1,652   $ 1,108   $   514   $   331   $    95   $   126   $    71   $   (16)
                                          =======   =======   =======   =======   =======   =======   =======   =======   =======
Non-segmented expenses
Administration
Stock-based compensation
Interest
Unrealized risk management activities
Foreign exchange gain
Total non-segmented expenses
Earnings before taxes
Taxes other than income tax
Current income tax expense
Future income tax expense
Net earnings


Capital expenditures

                                                              2004
                           ------------------------------------------------------------------------------
                                    Cash        Non-cash         Capital        Fair value    Capitalized
                           consideration   consideration    expenditure     adjustments(1)          costs
                           -------------   -------------    ------------    --------------    -----------
Oil and natural gas
   North America                 $ 3,329         $    26         $ 3,355           $   482        $ 3,837
   North Sea                         608               -             608               172            780
   Offshore West Africa              296               -             296                 -            296
                                 -------         -------         -------           -------        -------
                                   4,233              26           4,259               654          4,913
Horizon Project                      291               -             291                 -            291
Midstream                             16               -              16                 -             16
Head office                           35               -              35                 -             35
                                 -------         -------         -------           -------        -------
                                 $ 4,575         $    26         $ 4,601           $   654        $ 5,255
                                 =======         =======         =======           =======        =======

------------
(1) Asset retirement obligations, future income tax adjustments on non tax base assets, and other fair value adjustments.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT




          Midstream                          Other                  Inter-segment Elimination                  Total
-----------------------------    -----------------------------    -----------------------------    -----------------------------
   2004       2003       2002       2004       2003       2002       2004       2003       2002       2004       2003       2002
-------    -------    -------    -------    -------    -------    -------    -------    -------    -------    -------    -------
$    68    $    61    $    52    $     1    $     -    $     -    $   (40)   $   (35)   $   (34)   $ 7,547    $ 6,155    $ 4,459
      -          -          -          -          -          -          -          -          -     (1,011)      (872)      (600)
-------    -------    -------    -------    -------    -------    -------    -------    -------    -------    -------    -------
     68         61         52          1          -          -        (40)       (35)       (34)     6,536      5,283      3,859
-------    -------    -------    -------    -------    -------    -------    -------    -------    -------    -------    -------

     20         15         14          -          -          -         (2)        (3)        (3)     1,400      1,209        931
      -          -          -          -          -          -        (38)       (32)       (31)       250        262        262
      7          7          8          -          -          -          -          -          -      1,769      1,509      1,298
      -          -          -          -          -          -          -          -          -         51         62         68
      -          -          -          -          -          -          -          -          -        474        148         83
-------    -------    -------    -------    -------    -------    -------    -------    -------    -------    -------    -------
     27         22         22          -          -          -        (40)       (35)       (34)     3,944      3,190      2,642
-------    -------    -------    -------    -------    -------    -------    -------    -------    -------    -------    -------
$    41    $    39    $    30    $     1    $     -    $     -    $     -    $     -    $     -      2,592      2,093      1,217
=======    =======    =======    =======    =======    =======    =======    =======    =======    =======    =======    =======
                                                                                                       115         87         61
                                                                                                       259        200          -
                                                                                                       189        201        203
                                                                                                       (40)         -          -
                                                                                                       (91)      (335)       (32)
                                                                                                   -------    -------    -------
                                                                                                       432        153        232
                                                                                                   -------    -------    -------
                                                                                                     2,160      1,940        985
                                                                                                       165        107         63
                                                                                                       116         92          8
                                                                                                       474        338        375
                                                                                                   -------    -------    -------
                                                                                                   $ 1,405    $ 1,403    $   539
                                                                                                   =======    =======    =======


                                                                2003
                           ------------------------------------------------------------------------------
                                    Cash        Non-cash         Capital        Fair value    Capitalized
                           consideration   consideration    expenditures    adjustments(1)          costs
                           -------------   -------------    ------------    --------------    -----------
Oil and natural gas
   North America                 $ 1,769         $     -         $ 1,769           $     -        $ 1,769
   North Sea                         338               -             338                25            353
   Offshore West Africa              176               -             176                 -            176
                                 -------         -------         -------           -------        -------
                                   2,283               -           2,283                25          2,308
Horizon Project                      152               -             152                 -            152
Midstream                             11               -              11                 -             11
Head office                           20               -              20                 -             20
                                 -------         -------         -------           -------        -------
                                 $ 2,466         $     -         $ 2,466           $    25        $ 2,491
                                 =======         =======         =======           =======        =======

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT



Segmented property, plant and equipment, net              2004            2003
--------------------------------------------          --------        --------
Oil and natural gas
   North America                                      $ 13,394        $ 10,990
   North Sea                                             1,823           1,437
   Offshore West Africa                                    909             667
Horizon Project                                            672             381
Midstream                                                  209             200
Head office                                                 57              39
                                                      --------        --------
                                                      $ 17,064        $ 13,714
                                                      ========        ========

Segmented assets                                          2004            2003
----------------                                      --------        --------
Oil and natural gas
   North America                                      $ 14,455        $ 11,731
   North Sea                                             2,036           1,562
   Offshore West Africa                                    922             703
Horizon Project                                            672             381
Midstream                                                  268             227
Head office                                                 57              39
                                                      --------        --------
                                                      $ 18,410        $ 14,643
                                                      ========        ========



16.  Subsequent event
On February 9, 2005, the Company's Board of Directors unanimously authorized the Company to proceed with Phase 1 of the Horizon Oil Sands Project. The Horizon Project is designed as a phased development and includes two components: the mining of bitumen and an onsite upgrader. Phase 1 production is targeted to begin at 110,000 bbl/d of 34(degree) API light sweet, synthetic crude oil ("SCO"). Phase 2 would increase production to 155,000 bbl/d of SCO. Phase 3 would further increase production to 232,000 bbl/d of SCO. Total expected capital costs for all three phases of the development are estimated at $10.8 billion. Capital costs for the first phase of the Horizon Project are estimated at $6.8 billion including a contingency reserve of $700 million, with $1.4 billion to be incurred in 2005, and $2.2 billion, $2.0 billion and $1.2 billion to be incurred in 2006, 2007 and 2008, respectively.

17. Differences between Canadian and United States generally accepted accounting principles
The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These principles conform in all material respects with those in the United States ("US GAAP") except for those noted below. Differences arising from US GAAP disclosure requirements are not addressed.

The application of US GAAP would have the following effects on consolidated net earnings as reported:

(millions of Canadian dollars, except per common share amounts)    Notes       2004       2003       2002
---------------------------------------------------------------    -----    -------    -------    -------
Net earnings - Canadian GAAP                                                $ 1,405    $ 1,403    $   539
Adjustments, net of tax
   Depletion                                                        (A)           4          4         (5)
   Derivative financial instruments                                 (B)          (9)       (49)        29
   Capitalized interest                                             (C)          16          -          -
   Asset retirement obligation accretion                            (D)           -          -         41
   Cumulative effect of change in accounting policy                 (D)           -         (4)         -
   Tax effect of flow-through shares                                (E)           -          -         (1)
                                                                            -------    -------    -------
Net earnings - US GAAP                                                      $ 1,416    $ 1,354        603
                                                                            =======    =======    =======
Net earnings - US GAAP per common share
   Basic                                                                    $  5.28    $  5.04    $  2.36
   Diluted                                                                  $  5.24    $  4.88    $  2.28
                                                                            -------    -------    -------

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT



Comprehensive income under US GAAP would be as follows:

(millions of Canadian dollars)                Notes          2004          2003        2002
------------------------------                ------     --------      --------    --------
Net earnings- US GAAP                                    $  1,416      $  1,354    $    603
Amortization of FAS 133 adjustment            (B)               8            20          31
Foreign currency translation adjustment       (F)              (9)          (23)        (49)
                                                         --------      --------    --------
Comprehensive income                                     $  1,415      $  1,351    $    585
                                                         ========      ========    ========


The application of US GAAP would have the following effects on the consolidated balance sheets as reported:

                                                                   2004
                                              ---------------------------------------------
                                                         Canadian      Increase
(millions of Canadian dollars)                Notes          GAAP    (Decrease)     US GAAP
------------------------------                ------     --------    ----------    --------
Property, plant and equipment                 (A)        $ 17,064      $    (27)   $ 17,037
Current portion of other long-term assets     (B)        $     34      $    (33)   $      1
Current portion of long-term debt             (B)        $    194      $    (44)   $    150
Future income tax                             (A,B,C)    $  4,450      $      6       4,456
Shareholders' equity                                     $  7,324      $    (22)   $  7,302

                                                                   2003
                                              ---------------------------------------------
                                                         Canadian      Increase
(millions of Canadian dollars)                Notes          GAAP    (Decrease)     US GAAP
------------------------------                ------     --------    ----------    --------

Property, plant and equipment                 (A)        $ 13,714      $    (60)   $ 13,654
Current portion of other long-term assets     (B)        $      -      $     16    $     16
Future income tax                             (A,B)      $  3,591      $     (3)   $  3,588
Shareholders' equity                                     $  6,009      $    (41)   $  5,965

Notes:
(A) Using Canadian full cost accounting rules, costs capitalized in each cost centre, net of future income taxes, are limited to an amount equal to the undiscounted, future net revenues from proved reserves using estimated future prices and costs, plus the carrying amount of unproved properties and major development projects (the "ceiling test"). Under the full cost method of accounting as set forth by the US Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices and costs as at the balance sheet date and are discounted at 10%.

(B) The Company uses certain derivative financial instruments to manage its commodity prices and foreign currency exposure in relation to future firmly committed and anticipated sales transactions. The Company also uses interest rate swaps to manage its interest rate exposure. Effective January 1, 2004, the Company prospectively adopted Accounting Guideline 13, "Hedging Relationships" and EIC 128, "Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments" for Canadian GAAP. Under Canadian GAAP, unrealized derivative financial instruments not designated as hedges are recorded in the consolidated financial statements at their fair value. Changes in the fair value of the undesignated derivative financial instruments in subsequent periods are recognized in consolidated net earnings. Derivative financial instruments designated as hedges are not recorded in the consolidated financial statements until realized. There is no requirement to recognize an ineffective portion of derivative financial instruments designated as hedges.

     Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("FAS") 133 "Accounting for Derivative Instruments and Hedging Activities" and FAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" to account for its commodity prices and interest rate swap derivative financial instruments under US GAAP. Under FAS 133, all derivative financial instruments are recognized in the consolidated balance sheets at their fair value. Changes in the fair value of derivative financial instruments are recognized in consolidated net earnings unless specific criteria for hedging are met, in which case the changes are recognized in comprehensive income. In 2003 and 2002, no derivative financial instruments were designated as hedges for US GAAP purposes.

     In 2001, the adoption of FAS 133 resulted in the Company recognizing a derivative financial instruments liability of $183 million and a charge to comprehensive income of $124 million, net of future income tax recoveries of $59 million. Of the initial liability recognized on January 1, 2001, a loss of $8 million, net of future income tax recoveries of $3 million, was reclassified to net earnings during 2004 (2003 - a loss of $20 million, net of future income tax recoveries of $9 million; 2002 - a loss of $31 million, net of future income tax recoveries of $15 million).

     Under US GAAP, foreign currency swap contracts used to hedge foreign currency exposure to anticipated, but not firmly committed, transactions cannot be accounted for as hedges. Accordingly, for US GAAP reporting, gains and losses from changes in the fair market value of foreign currency swap contracts related to these anticipated transactions are recognized in net earnings when those changes in market value occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004 ANNUAL REPORT



(C) Under Canadian GAAP, capitalization of interest on projects constructed over time is discretionary. The Company has determined that the appropriate time to begin capitalizing interest on the Horizon Project is when sanction was received in February 2005. For US GAAP, capitalization of interest on projects constructed over time is mandatory and interest has been capitalized to the costs of construction in 2004.

(D) Under Canadian GAAP, when the asset retirement obligation standard was adopted prior period comparative balances were restated to reflect the effect of the new standard on that year. Under US GAAP, when the asset retirement obligation standard was adopted the cumulative effect of the new standard on prior periods was included in earnings in the year adopted.

(E) Under Canadian GAAP, the future income tax effect of flow-through shares is deducted from share capital. However, under US GAAP, the future income tax effect of flow-through shares is expensed immediately.

(F) Under US GAAP, exchange gains and losses arising from the translation of self-sustaining foreign operations are included in comprehensive income.


18. Recently issued accounting standards

Financial Instruments
In January 2005, the CICA issued Section 3855 "Financial Instruments - Recognition and Measurement". This Section prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount - sometimes using fair value; other times using cost-based measures. This Section also specifies how financial instruments gains and losses are to be presented. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this Section on January 1, 2007. Transitional provisions for this Section are complex and vary based on the type of financial instruments under consideration. The effect on the Company's consolidated financial statements cannot be reasonably determined at this time.


Hedges
In January 2005, the CICA issued Section 3865 "Hedges". This Section expands on existing Accounting Guideline 13 - Hedging Relationships, and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosure are necessary when it is applied. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this Section on January 1, 2007. Retroactive application of this Section is not permitted. The effect on the Company's consolidated financial statements cannot be reasonably determined at this time.

Comprehensive Income
In January 2005, the CICA issued Section 1530 "Comprehensive Income". This
Section introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this Section on January 1, 2007. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, a company is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. The effect on the Company's consolidated financial statements cannot be reasonably determined at this time.

Equity
In January 2005, the CICA issued Section 3251 "Equity". This Section replaces
Section 3250 "Surplus". It establishes standards for the presentation of equity and changes in equity during a reporting period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this Section on January 1, 2007. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements are presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required. In addition, a company is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. The effect on the Company's consolidated financial statements cannot be reasonably determined at this time.


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